EXHIBIT 99.1
For the attention of George Sierant
Operations Department
The New York Stock Exchange
20 Broad Street
New York, NY 10005
USA
9 August 2005
Dear Sirs
Application for withdrawal from listing of securities pursuant to Section 12(d) of the Securities Exchange Act of 1934
In view of the considerations set out in the extract from the minutes of the meeting of a delegate committee of the Board of Management held on 5 August, 2005 attached hereto as Annex A, such committee evaluated the merits of maintaining the New York Stock Exchange listing for our ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each and has decided to terminate it. Accordingly, we wish to voluntarily withdraw our ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each from listing on the New York Stock Exchange.
I certify that, at a duly convened and held meeting of a delegate committee of the Board of Management of Royal Dutch Petroleum Company, the following resolution was unanimously passed:
“4.	It was proposed that the Committee, on behalf of the Board of Management of the Company, resolves that the Company will seek to delist the ordinary shares of the Company listed on Euronext Amsterdam and the New York Stock Exchange and to take all necessary steps to effectuate such delisting as soon as practicable (the “Proposal”).

12.	After careful deliberation the Proposal was unanimously approved and resolved by the Committee.”
Yours faithfully,

/s/ J.H. Vegter
Secretary to the delegate committee

Annex A
“5.	The Committee considered that in approving the unification transaction between the Company and The “Shell” Transport and Trading Company, p.l.c. and recommending the public exchange offer by Royal Dutch Shell it was understood that following completion of the offer that expired on July 18, 2005 and depending on the level of acceptance, Royal Dutch Shell intended to request the Company to seek the delisting of its shares. It was noted that the offer documents in relation to the unification transaction contemplated that Royal Dutch Shell would request such delistings.

6.	The Committee also considered the likely effects of delisting described in the offer documentation, including reduced liquidity and the fact that the Company’s ordinary shares in New York registry form might no longer constitute “margin securities”.

7.	The Chairman informed the Committee that this forecast regarding reduced liquidity has proved accurate: trading volumes in the Company’s shares have decreased in the Company’s shares on Euronext Amsterdam and the New York Stock Exchange after 19 July 2005. In this regard, the Committee considered that should interest exist in trading the Company’s shares, an over-the-counter market might offer an adequate market for trading the Company’s shares.

8.	Furthermore, the Committee considered that a liquid market has developed and is being maintained in shares in the Company’s parent company, Royal Dutch Shell, on the London Stock Exchange, Euronext Amsterdam and the New York Stock Exchange. The Committee considered that these listings require Royal Dutch Shell to comply with listing rules and corporate governance requirements, and therefore that a delisting of the Company from Euronext Amsterdam and the New York Stock Exchange would not result in investors in the Royal Dutch Shell Group no longer benefiting from such corporate governance requirements. The Committee also noted that the proposed delisting would not impair the ability of investors interested in acquiring an interest in the Royal Dutch Shell Group to acquire such an interest.

9	The Committee also noted that Royal Dutch Shell has publicly reserved the right to use any legally permitted method to obtain 100% of the Royal Dutch Shares.

10.	The Committee also considered the costs of the listing fees and administrative time and expense associated with maintaining listings.

11.	In view of the factors noted above, the Committee expressed its unanimous view that the benefits to the Company of delisting the Company’s shares from both Euronext Amsterdam as well as the New York Stock Exchange outweigh any disadvantages of such delisting for the remaining minority shareholders.”

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